Exhibit 99.1

Banco Itaú Chile Announces Effectiveness of Voluntary Delisting of ADSs from the New York Stock

Exchange and Filing of Form 15F to Deregister with the U.S. Securities and Exchange Commission

SANTIAGO, Chile, November 20, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCL; SSE: ITAUCL) (the “Company”) today announces that it filed a Material Event Notice with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero) announcing that the Company’s voluntary delisting of its American Depositary Shares (the “ADSs”, as evidenced by its American Depositary Receipts (“ADRs”)) from the New York Stock Exchange (the “NYSE”) has become effective. The delisting of the ADS from the NYSE will not affect the listing of the common shares of the Company (the “Common Shares”) on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) and the Chilean Electronic Exchange (Bolsa Electrónica de Chile).

Each ADS currently represents one-third of one Common Share. The Company will also file today a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) to suspend its reporting obligations under section 13(a) and section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in respect of its ADSs and Common Shares. Following the filing of the Form 15F with the SEC, all the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. The Company expects that the deregistration of the ADSs under the Exchange Act will become effective 90 days after the filing of the Form 15F with the SEC.

Forward-Looking Statements

This press release may contain forward-looking statements, within the meaning of applicable securities laws, including, without limitation, statements regarding the Company’s deregistration of ADSs under the Exchange Act. The words “will,” “expects,” “believe,” “anticipates”, “future”, “intends”, “plans”, “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks identified in the Company’s SEC filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by the Company. These forward-looking statements speak only as of the date of publication of this document and the Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor Relations – Banco Itaú Chile

+56 (2) 2660-1751 / ir@itau.cl / ir.itau.cl